UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)(1)




                            SUPREMA SPECIALTIES, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   86859F 10 7
                                 (CUSIP Number)


                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86859F 10 7                 13G                Page  2  of  5  Pages


1                   NAMES OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    PAUL LAURIERO

2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)|_|
                                                                         (b)|_|
3                   SEC USE ONLY


4                   CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America

 NUMBER OF SHARES               5      SOLE VOTING POWER
   BENEFICIALLY                        508,001 (includes 355,000 shares
    OWNED BY                           issuable upon exercise of stock options)
      EACH
     PERSON
    REPORTING
      WITH

                                6      SHARED VOTING POWER
                                       67,618

                                7      SOLE DISPOSITIVE POWER
                                       508,001 (includes 355,000 shares
                                       issuable upon exercise of stock options)

                                8      SHARED DISPOSITIVE POWER
                                       67,618

9                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    575,619

10                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                    CERTAIN SHARES*
                                                                           |_|


11                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                    9.6

12                  TYPE OF REPORTING PERSON

                    IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G

Item 1(a).    Name of Issuer:

              Suprema Specialties, Inc.

Item 1(b).    Address of Issuer's Principal Executive
              Offices:
              -------

              510 East 35th Street
              Paterson, New Jersey 07543

Item 2(a).    Name of Person Filing:

              This Amendment No. 2 to Schedule 13G is filed on behalf of Paul Lauriero(the "Reporting Person").

Item 2(b).    Address of Principal Business Office or, If None,
              Residence:

              c/o Suprema Specialties, Inc.
              510 East 35th Street
              Paterson, New Jersey 07543

Item 2(c).    Citizenship:

              United States of America


Item 2(d).    Title of Class of Securities:

              Common Stock, par value $.01 per share.



Item 2(e).    CUSIP Number:

              86859F107

Item 3. If This Statement is Filed Pursuant to Rule 13d- 1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

              (a)-(j) Not applicable

Item 4.               Ownership:


              (a)     Amount Beneficially Owned:

                      As of December 31, 2000, the Reporting Person beneficially owned 575,619 shares of the Issuer's Common Stock, which amount includes 153,001 shares owned and held of record by the Reporting Person, 22,539 shares held of record by the wife of the Reporting Person, 45,079 shares held of record by the children of the Reporting Person and 355,000 shares which the Reporting Person has the right to acquire upon exercise of options granted to the Reporting Person that are exercisable within 60 days from December 31, 2000.

              (b)     Percentage of Class:

                      9.6% beneficially owned by the Reporting Person. Calculation of percentage of beneficial ownership is based on 5,622,193 shares of the Issuer's Common Stock outstanding on December 31, 2000 as reported by the Issuer.

              (c)     Number of Shares as to Which Such Person Has:

                      (i)      sole power to vote or direct the vote:

                               508,001 shares of Common Stock
                                (includes 355,000 shares that are
                                issuable upon exercise of stock
                                options)

                      (ii)     shared power to vote or direct the vote:

                               67,618 shares of Common Stock

                      (iii) sole power to dispose or direct the disposition of:

                               508,001 shares of Common Stock (includes 355,000 shares that are issuable upon exercise of stock options)


                      (iv) shared power to dispose or direct the disposition of:

                               67,618 shares of Common stock


Items 5-10.

              Not applicable.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2001



                                                 /s/ Paul Lauriero
                                                -------------------------------
                                                Paul Lauriero